July 1, 2013

Re:

Shareholder ID: Acct#

Number of shares presently owned: Shares

Dear Shareholder:

Canandaigua National Corporation has announced that it is offering to purchase all of the common stock held by shareholders owning 99 or fewer shares as of the close of business on June 26, 2013. Shareholders who own more than 99 shares as of this record date are not eligible to participate in this offer and will not receive the offer documents.

Our principal purpose in making the offer is to reduce the number of our shareholders from approximately 1,540 who currently hold CNC shares to below 1,200, the required level to deregister. If we are able to reduce the number of record shareholders below 1,200, the Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will no longer be obligated to file periodic reports and proxy statements with the SEC. Canandaigua National Corporation and its subsidiaries will continue to be regulated by the Federal and State banking authorities.

Our Board has determined that by reducing the number of our shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its accounting, legal and other costs associated with SEC reporting and audit requirements, currently estimated to be $250,000 per year. In addition, this will allow the Company’s management to focus on business opportunities for the Company, as well as the needs of its shareholders and customers rather than regulatory compliance. Canandaigua National Corporation and its subsidiaries will continue to be regulated by the Federal and State banking authorities.

Canandaigua National is offering to purchase these “odd-lot” shares for a purchase price of $161.00 per share.  This price represents a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. In addition, Canandaigua National is offering a $50.00 bonus, per accepting shareholder, for all properly executed transmittal letters and stock certificates or other documents received prior to the expiration date, August 12, 2013.

If not enough shareholders participate in this offer to reduce the number of record shareholders below 1,200, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will likely explore other options to reduce the number of shareholders. If you have questions about this odd-lot tender offer, please contact either of us or Richard H. Hawks, Jr. Senior Vice President- Trust Administration Officer.   If you have received the offer please read the documents you have received relating to this Offer to Purchase and give this matter your full consideration.  Copies of all of the offering documents are available on our website www.cnbank.com under the CNC Financials tab.

Sincerely,

/s/Frank H. Hamlin, III

/s/George W. Hamlin, IV

Frank H. Hamlin, III

George W. Hamlin, IV

President and Chief Executive Officer

Chairman of the Board

Endnotes

George W. Hamlin, IV

Chairman of the Board

Frank H. Hamlin, III

President and CEO

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